Exhibit 12.1

EATON VANCE CORP.

COMPUTATION OF RATIO OF EANRINGS TO FIXED CHARGES(1)

	Three Months Ended January 31, 2017	Year Ended October 31,
(in thousands, except ratios)		2016	2015	2014	2013	2012
Pretax income, excluding equity in earnings of unconsolidated affiliates	$98,583	$408,052	$369,384	$491,149	$359,453	$403,738
Add: Fixed Charges	9,140	36,475	36,517	36,787	40,375	40,752
Distributed earnings of equity method investees	2,905	11,460	15,908	16,079	16,869	11,369
Less: Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	3,703	23,250	8,096	11,537	12,265	41,437

Earnings as adjusted	$106,925	$432,737	$413,713	$532,478	$404,432	$414,422

Fixed Charges:
Interest expense on indebtedness	$7,008	$28,031	$28,031	$28,031	$31,039	$32,500
Amortized premiums, discounts and capitalized expenses related to indebtedness	339	1,379	1,326	1,861	2,669	1,430
Portion of rents representative of an appropriate interest factor	1,793	7,065	7,160	6,895	6,667	6,822

Total Fixed Charges	$9,140	$36,475	$36,517	$36,787	$40,375	$40,752

Ratio of Earnings to Fixed Charges	11.70	11.86	11.33	14.47	10.02	10.17

(1)	These ratios include Eaton Vance and its consolidated subsidiaries. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax income less equity in earnings of unconsolidated affiliates, less net income attributable to non-controlling and other beneficial interests, plus fixed charges and distributed earnings of unconsolidated affiliates. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor.